

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2023

Nan Wang
Chief Financial Officer
SINOVAC BIOTECH LTD
No. 39 Shangdi Xi Road
Haidian District, Beijing 100085

> **Re: SINOVAC BIOTECH LTD**
> **Form 20-F**
> **File No. 001-32371**

Dear Nan Wang:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Life Sciences


cc:　　Benjamin Su, Esq.